VIA EDGAR

October 8, 2014

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

RE:

PSP Family of Funds

File Nos. 333-148558 and 811-22164

Ladies and Gentlemen:

At the request of Dominic Minore of the Division of Investment Management, this letter is being submitted on behalf of the PSP Family of Funds (the “Registrant”) to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Mr. Minore on September 24, 2014 in connection with the review of the preliminary Proxy Statement on Schedule 14A filed for the PSP Multi-Manager Fund (the “Fund”) that was filed with the Commission on September 11, 2014.  Set forth below is a summary of Mr. Minore’s comments and the Registrant’s responses thereto.

In addition, a definitive Proxy Statement on Schedule 14A, reflecting the revisions described below and other conforming changes (the “Definitive Proxy Statement”), is being filed concurrently with this Correspondence.

1.

Comment:

Page 2 of the proxy statement lists the other funds for which Tiburon Capital Management, LLC (“Tiburon”) serves as investment subadviser. Confirm that the name of each such fund is correct.

Response:

The names of the funds have been revised to reflect that Tiburon serves as the investment subadviser to the Granite Harbor Alternative Fund, the Granite Harbor Tactical Fund, the Van Eck Multi-Manager Alternatives Fund and the Van Eck VIP Multi-Manager Alternatives Fund.

2.

Comment:

 Above the table on page 2 describing the other funds subadvised by Tiburon, disclose the Fund’s management fee paid to Pulteney Street Capital Management, LLC (the “Adviser”).

Response:

The sentence above the table has been revised to read as follows (with new language underlined):

The Adviser is responsible for paying Tiburon out of the 2.25% management fee the Adviser receives from the Fund. Tiburon also acts as an investment subadviser to the registered investment companies listed in the table below with an investment objective similar to the Fund. As investment subadviser, Tiburon does not have an expense limitation or waiver agreement for any such fund.

3.

Comment:

 In the Proxy Statement, describe how the interim subadvisory agreement between the Fund, the Adviser and Tiburon meets the specific terms of Rule 15a-4.

Response:

The Registrant has revised the relevant disclosure beginning on page 3 of the Definitive Proxy Statement, which reads as follows:

On August 29, 2014, in accordance with all applicable requirements of Rule 15a-4 under the 1940 Act, the Board of Trustees, including a majority of the Independent Trustees, met to consider a prospective interim investment subadvisory agreement between the Adviser and Tiburon with respect to the Fund (the “Interim Agreement”), proposed to go into effect upon the closing of the Proposed Transaction. At that meeting, the Board of Trustees determined that, once approved by the Board of Trustees, the terms and conditions of the Interim Agreement would satisfy the requirements of Rule 15a-4 because:

i.

The compensation to be received under the Interim Agreement is no greater than the compensation Tiburon would have received under the previous agreement;

ii.

The Board of Trustees, including the Independent Trustees, approved the Interim Agreement before the previous agreement terminated;

iii.

The Board of Trustees, including a majority of Independent Trustees, determined that the scope and quality of services to be provided to the Fund under the Interim Agreement will be at least equivalent to the scope and quality of services provided under the previous agreement;

iv.

The Interim Agreement provides that the Board of Trustees or a majority of the Fund’s outstanding voting securities may terminate the Interim Agreement at any time, without the payment of any penalty, on not more than 10 calendar days’ written notice to Tiburon;

v.

The Interim Agreement contains the same terms and conditions as the previous agreement, with the exception of its effective and termination dates, provisions governed by paragraphs (i), (iv) and (vi) (as outlined above and below), and other differences in terms and conditions that the Board of Trustees, including a majority of Independent Trustees, has determined to be immaterial;

vi.

The Interim Agreement requires that (a) the compensation earned under the agreement will be held in an interest-bearing escrow account with the Fund’s custodian or a bank, (b) if a majority of the Fund’s outstanding voting securities approve an agreement with Tiburon by the end of the 150-day period, the amount in the escrow account (including interest earned) will be paid to Tiburon, and (c) if a majority of the Fund’s outstanding voting securities do not approve an agreement with Tiburon, Tiburon will be paid, out of the escrow account, the lesser of: (1) any costs incurred in performing the Interim Agreement (plus interest earned on the escrow amount), or (2) the total amount in the escrow account (plus interest earned); and

vii.

The Board of Trustees satisfies the fund governance standards of Rule 0-1(a)(7) under the 1940 Act.

After considering all of the foregoing, the Board of Trustees approved the Interim Agreement.

The Interim Agreement allows Tiburon to continue to subadvise the Fund while the Board of Trustees solicits shareholder approval for the New Agreement. The Interim Agreement will become effective upon the closing of the Proposed Transaction, and will remain in effect for the lesser of 150 days from that date or until the New Agreement is approved by shareholders of the Fund.

4.

Comment:

Describe the requirements of Section 15(f)(1)(A) and (B) in the Proxy Statement, and describe how the Fund will meet those requirements.

Response:

The Registrant has added disclosure on page 4 of the Definitive Proxy Statement, which reads as follows:

Matters Related to Section 15(f) of the 1940 Act

Section 15(f) provides a non-exclusive safe harbor for an investment adviser to an investment company or any of its affiliated persons to receive any amount or benefit in connection with a change in control of the investment adviser so long as two conditions are met. First, for a period of three years after closing of the transaction, at least 75% of the board members of the Trust cannot be “interested persons” (as defined in the 1940 Act) of the investment adviser or predecessor adviser. Second, an “unfair burden” must not be imposed upon the Funds as a result of the transaction or any express or implied terms, conditions or understandings applicable thereto. The term “unfair burden” is defined in Section 15(f) to include any arrangement during the two-year period after the closing of the transaction whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such investment adviser, receives or is entitled to receive any compensation, directly or indirectly, from the Fund or its shareholders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the Fund (other than bona fide ordinary compensation as principal underwriter for the Fund).

In connection with the first condition of Section 15(f), at least 75% of the Trustees are currently not “interested persons” (as defined in the 1940 Act) of the Adviser (or Tiburon) in compliance with this provision of Section 15(f) and at least 75% of the Trustees will not be “interested persons” (as defined in the 1940

Act) as of and after the closing of the Proposed Transaction. With respect to the second condition of Section 15(f), the Proposed Transaction will not have an economic impact on the Fund, no fee increases are contemplated and the Proposed Transaction will not result in an “unfair burden” (as defined in Section 15(f)) during the two-year period following the closing of the Proposed Transaction. Tiburon has represented that neither Tiburon nor any interested person of Tiburon will receive any compensation from the Fund or their shareholders, except as permitted pursuant to Section 15(f).

5.

Comment:

The proxy statement indicates that the Trust is paying all of the expenses of the “Special Meeting, which includes all the costs of preparing, printing and mailing the proxy materials for the Special Meeting.” In connection with Section 15(f)(1)(B) in particular, disclose to the staff how the Trust’s payment of all of the expenses of the Special Meeting does not impose an “unfair burden” on the Fund.

Response:

 The Registrant has revised disclosure related to the expenses of the Special Meeting on page 7 of the Definitive Proxy Statement, which reads as follows:

The costs of the Special Meeting, which includes all the costs of preparing, printing and mailing the proxy materials for the Special Meeting, are expected to be approximately $10,000. The Trust will bear 75% of these costs, and Tiburon will bear 25% of these costs. The solicitation of proxies will be made primarily by mail, oral communication, telephone, or other permissible electronic means by representatives of the Fund, the Adviser and its personnel.

6.

Comment:

Provide an estimate of expenses to be incurred in connection with the Special Meeting.

Response:

 The Registrant has added disclosure regarding estimated expenses as indicated above in the response to Comment 5.

7.

Comment:

Confirm to the staff that, in connection with the Proposed Transaction, neither Tiburon nor any of its affiliates will receive compensation defined as an “unfair burden” under Section 15(f)(2)(B) for the two years following the Proposed Transaction.

Response:

 Neither Tiburon nor any of its affiliates will receive such compensation.

8.

Comment:

In the section of the Proxy Statement describing the Manager of Managers arrangement, add disclosure regarding the differences in information that shareholders will receive regarding Fund subadvisers if the order is granted, and in connection therewith, describe the information statement to be sent to shareholders when new subadvisory agreements are approved.

Response:

On page 5 of the Definitive Proxy Statement, the fifth paragraph under the subheading “Application of the “Manager of Managers” Arrangement” has been replaced with the following:

In the absence of a “manager of managers” arrangement, the Fund would be required to seek shareholder approval each time the Fund proposes to enter into a new subadvisory agreement, which requires the preparation and mailing of a proxy statement to shareholders providing information about the proposed subadviser and the proposed subadvisory agreement in connection with a shareholder meeting called to request approval of the subadviser. Once approved, the Fund would amend its prospectus and statement of additional information to provide information about the subadviser, its business, certain personnel and other accounts managed, and terms of the subadvisory agreement.

Under a “manager of managers” arrangement, shareholders would receive notice of, and information pertaining to, any new subadvisory agreement or any material change to a subadvisory agreement via an Information Statement. In particular, within 90 days of entering into a new sub-advisory agreement, or a change to an existing subadvisory arrangement, the Fund’s shareholders would be provided with an Information Statement that contains information about the subadviser and subadvisory agreement that would be contained in a proxy statement, except as modified to permit aggregate fee disclosure about the subadvisory fee.  With respect to disclosures regarding fees, the Fund will disclose in its registration statement the aggregate compensation paid to subadvisers, but it will not be required to disclose separately the precise amount of fees paid to each subadviser, since these fees are paid by the adviser out of its fees and do not affect the amount of advisory fees paid by shareholders.

9.

Comment:

In the section of the Proxy Statement describing the proposed amendment to the Fund’s fundamental investment restriction regarding borrowing, provide additional information regarding the Fund’s plans with respect to borrowing and the use of leverage for investment purposes, and ensure there is risk disclosure regarding the same.

Response:

On page 6 of the Definitive Proxy Statement, the fifth paragraph under the heading “Proposal 3” has been revised as follows (with new language underlined):

Currently, the Fund’s borrowing policy limits the ability of the Fund to make investments at any time the Fund’s outstanding borrowings exceed 5% of the Fund’s total assets. The Fund’s proposed policy will permit the Fund to borrow in greater amounts and in situations and under circumstances in which it previously could not do so. As stated in the Fund’s prospectus, (provided shareholders approve Proposal 3) the Fund may utilize leverage of no more than 30% of the Fund’s net assets, measured at the time the leverage is incurred, as part of the portfolio management process (i.e., the Fund may enter into a borrowing arrangement with a bank in order to make additional investments for the Fund). Such borrowing may cause the value of the Fund’s shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. There also are costs associated with borrowing money, and these costs would offset and could eliminate the Fund’s net investment income in any given period.

10.

Comment:

In the subadvisory agreement attached to the proxy statement as Appendix A, the agreement may be terminated by the Registrant or the Adviser on 15 days’ notice. The staff typically sees a 60 day notice provision here. Consider whether disclosure should be added regarding risks related to the logistics of such a short notice and transition period. In addition, in Section 6(b) of that agreement, consider requiring the notice to be given by the Adviser to be written, in order to be consistent with the type of notice required of the Registrant and Tiburon.

Response:

The Registrant has modified the subadvisory agreement to provide for a 30 day written notice provision applicable to the Registrant, the Adviser and Tiburon.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Registrant acknowledges that:

1.

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:

Dominic Minore

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

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